Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP REPORTS ADJUSTED NET INCOME OF $75.1 MILLION, $0.37 PER SHARE,
AND CASH FLOW FROM OPERATIONS OF $138.6 MILLION FOR FISCAL 2025

VANCOUVER, British Columbia May 22, 2025 Silvercorp Metals Inc. ( Silvercorp or the Company ) (TSX/NYSE American: SVM) reported its financial and operating results for the three months ( Q4 Fiscal 2025 ) and twelve months ( Fiscal 2025 ) ended March 31, 2025. All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q4 FISCAL 2025

  Processed 345,984 tonnes of ore, and produced approximately 3,110 ounces ( oz ) of gold, 1.630 million oz of silver, or approximately 1.917 million oz of silver equivalent1, 16.262 million pounds ( lb ) of lead and 4.404 million lb of zinc;

  Sold approximately 3,465 oz of gold, 1.599 million oz of silver, 16.263 million lb of lead, and 4.488 million lb of zinc, for revenue of $75.1 million;

  Loss attributable to equity shareholders of $7.6 million, or $0.03 per share;

  Adjusted net income attributable to equity shareholders1 of $14.7 million, or $0.07 per share, after excluding a $20.6 million charge on the fair value of derivative liabilities related to convertible notes and warrants, and other non-cash or non-routine items;

  Cash costs per oz of silver, net of by-product credits1, of $2.49;

  All-in sustaining costs per oz of silver, net of by-product credits1, of $14.31;

  Generated cash flow from operating activities of $30.7 million;

  Spent and capitalized $9.9 million on exploration, development, and equipment and facilities for the China operations;

  Spent and capitalized $3.1 million for the El Domo project;

  Ended the period with cash and cash equivalents and short-term investments of $369.1 million, an increase of $14.5 million from the previous quarter, and a portfolio of equity investment with a total market value of $70.9 million. The Company also has a stream financing credit of $175 million available for the El Domo project construction.

[1] Non-GAAP measures, please refer to section 15 of the corresponding MD&A for the year ended March 31, 2025 for reconciliation.

HIGHLIGHTS FOR FISCAL 2025

  Processed 1,312,695 tonnes of ore, and produced approximately 7,495 oz of gold, 6.948 million oz of silver, or approximately 7.589 million oz of silver equivalent1, plus 62.170 million lb of lead and 23.317 million lb of zinc;

  Sold approximately 7,577 oz of gold, 6.930 million oz of silver, or approximately 7.589 million oz of silver equivalent, plus 62.256 million lb of lead, and 23.469 million lb of zinc, for revenue of $298.9 million;

  Net income attributable to equity shareholders of $58.2 million, or $0.29 per share;

  Adjusted net income attributable to equity shareholders of $75.1 million, or $0.37 per share, after excluding $9.0 million loss on the fair value of derivative liabilities, $8.9 million one-time mineral right royalty to renew a mining permit, $15.1 million other non-cash or non-routine expenses, and $12.5 million gain on mark to market investments;

  Cash costs per oz of silver, net of by-product credits, of negative $0.54;

  All-in sustaining costs per oz of silver, net of by-product credits, of $12.12;

  Generated cash flow from operating activities of $138.6 million;

  Completed the acquisition of Adventus Mining Corporation (“Adventus”) on July 31, 2024 at a total cost of $181.3 million, including $150.5 million in shares, $27.0 million cash investments and advances, and $3.8 million in cash transaction costs;

  Spent and capitalized $77.8 million to complete the construction of the No. 3 tailings storage facility and the new 1,500 tonne per day flotation mill, plus exploration and developments for the China operations;

  Spent and capitalized $7.5 million on the El Domo project and $1.3 million on the Condor project;

  Raised $143.3 million net proceeds through an issue of $150.0 million unsecured senior convertible notes;

  Repaid $13.3 million to Wheaton Precious Metals International Ltd. ("Wheaton") to eliminate obligations to deliver 92.3 oz of gold per month to Wheaton; and

  Spent $5.9 million on dividends to the shareholders of the Company and for share buy backs.

CONSOLIDATED FINANCIAL AND OPERATIONAL RESULTS

	Three months ended March 31,				Years ended March 31,
	2025	2024	Changes	2025	2024	Changes
Financial Results
Revenue (in thousands of $)	$75,113	$42,681	76%	298,895	215,187	39%
Mine operating earnings (in thousands of $)	26,146	13,038	101%	123,551	80,589	53%
Net income (loss) attributable to equity holders (in thousands of $)	(7,585)	5,529	(237)%	58,190	36,306	60%
Earnings (loss) per share - basic ($/share)	(0.03)	0.03	(212)%	0.29	0.21	36%
Adjusted earnings attributable to equity holders (in thousands of $)	14,747	3,824	286%	75,089	39,322	91%
Adjusted earnings per share - basic ($/share)	0.07	0.02	214%	0.37	0.22	66%
Net cash generated from operating activities (in thousands of $)	30,701	10,238	200%	138,631	91,570	51%
Capitalized expenditures (in thousands of $)	13,589	13,432	1%	86,557	64,041	35%
Production Data
Ore Processed (tonnes)
Gold Ore	39,025	21,843	79%	86,488	58,262	48%
Silver Ore	306,959	215,650	42%	1,226,207	1,047,933	17%
	345,984	237,493	46%	1,312,695	1,106,195	19%
Metal Production
Gold (oz)	3,110	1,916	62%	7,495	7,268	3%
Silver (Koz)	1,630	1,150	42%	6,948	6,204	12%
Silver equivalent (Koz)	1,917	1,324	45%	7,589	6,844	11%
Lead (Klb)	16,262	12,527	30%	62,170	63,171	(2)%
Zinc (Klb)	4,404	4,559	(3)%	23,317	23,385	—%
Cost Data
Cash cost ($/tonne)	83.36	84.31	(1)%	80.86	78.86	3%
AISC ($/tonne)	132.50	143.38	(8)%	142.09	140.40	1%
Cash cost, net of by-product credits ($/oz of silver)	2.49	1.22	104%	(0.54)	(0.38)	(42)%
AISC, net of by-product credits ($/oz of silver)	14.31	14.36	—%	12.12	11.38	7%
Average Selling Price,Net of Value Added Tax and Smelter Charges
Gold ($/oz)	2,533	1,899	33%	2,351	1,792	31%
Silver ($/oz)	27.78	20.74	34%	26.95	19.93	35%
Lead ($/lb)	0.93	0.88	6%	0.96	0.86	12%
Zinc ($/lb)	1.06	0.86	23%	1.11	0.82	35%
	March 31,	December		March 31,	March 31,
Financial Position as at	2025	31, 2024	Changes	2025	2024	Changes
Cash and cash equivalents and short-term investments (in thousands of $)	$369,056	$354,647	4%	$369,056	184,891	100%
Working capital (in thousands of $)	310,359	300,211	3%	310,359	154,744	101%

CONSOLIDATED FINANCIAL RESULTS

1. Q4 Fiscal 2025 Financial Results

Net loss attributable to equity shareholders of the Company in Q4 Fiscal 2025 was $7.6 million or $0.03 per share, compared to net income of $5.5 million or $0.03 per share in the three months ended March 31, 2024 ("Q4 Fiscal 2024").

The adjusted net income to equity shareholders was $14.7 million or $0.07 per share, after excluding the $20.6 million charge on the fair value of derivative liabilities related to convertible notes and warrants, $6.7 million non-cash expenses or non-routine expenses, including stock base compensation, foreign exchange loss, share of loss in associates, and non-cash portion of interest accrual related to convertible notes, and $4.9 million gain on mark to market investments, compared to $3.8 million or $0.02 per share in Q4 Fiscal 2024.

Revenue in Q4 Fiscal 2025 was $75.1 million, up 76% compared to $42.7 million in Q4 Fiscal 2024. The increase is due to 81%, 40%, 37% and 1% respectively more, gold, silver, lead and zinc metal produced and sold, coupled with increases of 33%, 34%, 6% and 23%, respectively, in the selling prices for gold, silver, lead and zinc , generating an increase of $20.9 million arising from the increase of metals produced and sold plus a $10.7 million increase arising from higher selling prices.

Income from mine operations in Q4 Fiscal 2025 was $26.1 million, up 101% compared to $13.0 million in Q4 Fiscal 2024. The increase was mainly due to the increase in revenue arising from the increases in the net realized metal selling prices and more metals produced and sold.

Cash flow provided by operating activities in Q4 Fiscal 2025 was $30.7 million, up $20.5 million, compared to $10.2 million in Q4 Fiscal 2024. The increase was due to:

  $29.2 million cash flow from operations before changes in non-cash operating working capital, up $15.0 million compared to $14.2 million in Q4 Fiscal 2024; and

  $1.5 million cash from changes in non-cash working capital, compared to $4.0 million used in Q4 Fiscal 2024.

Compared to Q4 Fiscal 2024, other items that impacted this quarter’s consolidated financial results were:

i)	an increase of $2.5 million for mining preparation tunnels were expensed as mining cost;
ii)	an increase of $3.9 million gain on investments;
iii)	an increase of $1.0 million in mineral right royalty payment; and
iv)	a $20.6 million charge on the fair value of derivative liabilities related to convertible notes and warrants,

Cash, cash equivalents and short term investments at the end of the quarter was $369.1 million, up 100% or $184.2 million compared to $184.9 million as at March 31, 2024, and up 4% or $14.5 million compared to $354.6 million as at December 31, 2024. The Company holds a further portfolio of equity investments with a total market value of $70.9 million as at March 31, 2025.

2. Fiscal 2025 Financial Results

Net income attributable to equity shareholders of the Company in Fiscal 2025 was $58.2 million or $0.29 per share, compared to net income of $36.3 million or $0.21 per share in Fiscal 2024.

The adjusted basic earnings to equity shareholders were $75.1 million or $0.37 per share, after excluding a $9.0 million charge on the fair value of derivative liabilities, an $8.9 million one-time mineral rights royalty to renew a mining permit, $15.1 million in other non-cash or non-routine expenses, and $12.5 million gain on mark to market investments, compared to $39.3 million or $0.22 per share in the prior year quarter.

Revenue in Fiscal 2025 was $298.9 million, up 39% compared to $215.2 million in Fiscal 2024. This was mainly due to increases of 4%,11%, 3%, and 1%, respectively, in gold, silver, lead, and zinc produced and sold; coupled with increases of 31%, 35%, 12% and 35%, respectively, in the selling prices for gold, silver, lead and zinc, generating an increase of $21.5 million as a result of more metals produced and sold, and an increase of $60.7 million from the higher selling prices.

Income from mine operations in Fiscal 2025 was $123.6 million, up 53% compared to $80.6 million in Fiscal 2024. The increase was mainly due to more metals produced and sold and the increases in the net realized metal selling prices. Income from mine operations at the Ying Mining District was $114.1 million, compared to $77.9 million in Fiscal 2024. Income from mine operations at the GC Mine was $11.3 million, compared to $3.1 million in Fiscal 2024.

Cash flow provided by operating activities in Fiscal 2025 was $138.6 million, up $47.1 million compared to $91.6 million in Fiscal 2024. The increase was due to:

  $131.0 million cash flow from operations before changes in non-cash operating working capital, up $43.6 million compared to $87.5 million in Fiscal 2024; and

  $7.6 million cash from changes in non-cash working capital, compared to $4.1 million provided in Fiscal 2024.

Compared to Fiscal 2024, other items that impacted the Company’s consolidated financial results were:

i)	an increase of $12.1 million for mining preparation tunnels that were expensed as mining cost;
ii)	an increase of $4.8 million in gain on investments;
iii)	a $12.8 million mineral rights royalty resulting from a one-time payment to renew the SGX mining permit and a new mining rights regulation implemented in China in 2024;
iv)	a $9.0 million charge on the fair value of derivative liabilities related to convertible notes and warrants,
v)	an increase of $3.5 million in corporate administrative expenses related to the acquisition of Adventus; and
vi)	an increase of $2.5 million in business development expenditures.

CONSOLIDATED OPERATIONAL RESULTS

1. Q4 Fiscal 2025 Operational Results

In Q4 Fiscal 2025, on a consolidated basis, the Company processed 345,984 tonnes of ore, up 46% compared to 237,493 tonnes of ore in Q4 Fiscal 2024.

Approximately 3,110 oz of gold, 1.630 million oz of silver, or approximately 1.917 million oz of silver equivalent, plus 16.262 million of lb of lead and 4.404 million lb of zinc were produced in Q4 Fiscal 2025, representing increases of 62%, 42%, 45% and 30% in gold, silver, silver equivalent, and lead, and a decrease of 3% in zinc over Q4 Fiscal 2024.

In Q4 Fiscal 2025, the consolidated production cost ("cash cost") was $83.36 per tonne of ore processed, effectively the same compared to $84.31 per tonne in Q4 Fiscal 2024, while the AISC was $132.50 per tonne, down 8% compared to $143.38 per tonne in Q4 Fiscal 2024.

The consolidated cash cost per ounce of silver, net of by-product credits, was $2.49, compared to $1.22 in Q4 Fiscal 2024. The increase was mainly due to an increase of $3.74 in cash cost per oz of silver, offset by an increase of $2.47 in by-product credits per oz as revenue from other metals increased. The consolidated AISC per oz of silver, net of by-product credits, was $14.31, down 0.3% compared to $14.36 in Q4 Fiscal 2024.

2. Fiscal 2025 Operational Results

For Fiscal 2025, on a consolidated basis, the Company processed 1,312,695 tonnes of ore, up 19% compared to 1,106,195 tonnes in Fiscal 2024. A total of 86,488 tonnes of gold ore were processed in Fiscal 2025, up 48% compared to 58,262 tonnes in Fiscal 2024.

Approximately 7,495 oz of gold, 6.948 million oz of silver, or approximately 7.589 million oz of silver equivalent, plus 62.170 million lb of lead and 23.317 lb of zinc were produced in Fiscal 2025, representing increases of 3%, 12% and 11%, respectively, in gold, silver and silver equivalent production, and decreases of 2%, and 0.3%, respectively, in lead and zinc production over Fiscal 2024.

The consolidated cash cost was $80.86 per tonne of ore processed, up 3% compared to $78.86 per tonne in Fiscal 2024, while the AISC was $142.09 per tonne of ore processed, up 1% compared to $140.40 per tonne in Fiscal 2024. The slight increase was due to more tunneling developments.

The consolidated cash cost per oz of silver, net of by-product credits, was negative $0.54, compared to negative $0.38 in Fiscal 2024. The decrease in cash cost was due to an increase in by-product credits as revenue from other metals increased.

The consolidated all-in sustaining cost for silver, net of by-product credits, was $12.12 per oz, up 7% compared to $11.38 in Fiscal 2024. The increase was mainly due to i) an increase of $2.1 million in mineral resources tax; and ii) an increase of $4.5 million in mineral rights royalty due to the new regulation of 2.3% mineral right royalty on unpaid mineral resources in China.

EXPLORATION AND DEVELOPMENT

	Capitalized Expenditures								Expensed
	Ramp, Development Tunneling, and Other		Exploration Tunneling		Exploration Drilling		Plant and Equipment	Total	Mining Preparation Tunneling	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Year ended March 31, 2025
Ying Mining District	34,486	$23,764	62,035	$22,504	60,804	$1,942	$22,045	$70,255	61,466	163,061
GC Mine	2,607	1,664	9,559	3,570	41,335	889	606	6,729	10,355	14,076
El Domo	—	7,166	—	—	—	—	305	7,471	—	—
Condor	—	1,275	—	—	—	—	—	1,275	—	—
Other	—	543	—	—	—	—	284	827	—	—
Consolidated	37,092	$34,412	71,594	$26,074	102,139	$2,831	$23,240	$86,557	71,821	177,137
Year ended March 31, 2024
Ying Mining District	12,659	$9,419	75,201	$30,660	130,293	$4,554	$11,368	$56,001	33,436	90,868
GC Mine	540	592	11,264	4,293	28,157	1,317	517	6,719	7,787	46,702
Other	—	—	—	—	—	290	1,031	1,321	—	—
Consolidated	13,199	$10,011	86,465	$34,953	158,450	$6,161	$12,916	$64,041	41,223	137,570

Total capital expenditures in Fiscal 2025 were $86.6 million, up 35% compared to $64.0 million in Fiscal 2024 as the Company completed construction and commissioning of the No. 3 tailings storage facility (“TSF”) and a new 1,500 t/d flotation mill line at the Ying Mining District, plus the Company incurred an additional $7.5 million capital expenditures at the newly acquired El Domo Project and $1.3 million at the Condor Project.

For underground exploration drilling:

i)	177,137 metres drilled were in-fill drilling and $4.7 million was booked as mining costs (Fiscal 2024 – 137,570 metres or $2.9 million ); and
ii)	102,139 metres drilled were growth drilling and $2.8 million was capitalized (Fiscal 2024 – 158,450 metres or $6.2 million).

For underground development and tunneling:

i)	71,821 metres completed were mining preparation tunnels and $27.3 million was booked as mining costs (Fiscal 2024 – 41,223 metres or $15.2 million), $12.1 million more than Fiscal 2024; and
ii)	108,686 metres completed were growth tunnels, raises, ramps and declines and $51.5 million was capitalized (Fiscal 2024 – 99,664 metres or $45.0 million).

The Kuanping Project has received all required permits and licenses and the Company worked on a construction plan in Q4 Fiscal 2025.

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q4 F2025	Q3 F2025	Q2 F2025	Q1 F2025	Q4 F2024	Years ended March 31,
	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	2025	2024
Ore processed (tonne)
Gold ore	39,025	21,912	17,075	8,476	21,843	86,488	58,262
Silver ore	265,199	255,783	193,423	212,766	158,424	927,171	757,883
	304,224	277,695	210,498	221,242	180,267	1,013,659	816,145
Head grades
Silver (grams/tonne)	172	214	240	235.00	197.00	212	231
Lead (%)	2.6	2.7	2.8	3.1	3.1	2.8	3.4
Zinc (%)	0.5	0.5	0.6	0.7	0.6	0.6	0.7
Recovery rates
Silver (%)	94.2	94.7	94.9	95.0	94.4	94.7	94.9
Lead (%)	92.3	94.0	94.0	94.4	95.0	93.6	95.1
Zinc (%)	67.3	68.9	70.4	72.3	70.2	69.7	70.6
Cash Costs
Cash cost ($/tonne)	84.90	84.92	92.86	90.46	91.09	88.46	85.66
AISC ($/tonne)	120.62	150.87	146.90	140.25	148.24	139.33	141.82
Cash cost, net of by-product credits ($/oz of silver)	3.05	(0.30)	0.62	(0.68)	1.71	0.62	—
AISC, net of by-product credits ($/oz of silver)	11.35	11.05	9.05	7.14	12.28	9.68	8.82
Metal Production
Gold (oz)	3,110	2,056	1,183	1,146	1,916	7,495	7,268
Silver (Koz)	1,563	1,778	1,518	1,572	1,063	6,431	5,677
Silver equivalent (Koz)	1,850	1,951	1,614	1,657	1,237	7,072	6,317
Lead (Klb)	15,563	15,234	11,970	14,080	11,317	56,847	56,269
Zinc (Klb)	2,039	2,250	1,795	2,468	1,750	8,552	8,213

In Q4 Fiscal 2025, a total of 304,224 tonnes of ore with head grades of 172 g/t for silver, 2.6% for lead, and 0.5% for zinc were processed at the Ying Mining District, up 69% compared to 180,267 tonnes with head grades of 197 g/t for silver, 3.1% for lead, and 0.6% for zinc. Approximately 3,110 oz of gold, 1.563 million oz of silver, or 1.850 million oz of silver equivalent, plus 15.563 million lb of lead, and 2.039 million lb of zinc were produced, an increase of 62%, 47%, 50%, 38%, and 17%, in gold, silver, silver equivalent, lead and zinc, respectively, compared to Q4 Fiscal 2024.

In Fiscal 2025, a total of 1,013,659 tonnes of ore with head grades of 212 g/t for silver, 2.8% for lead, and 0.6% for zinc were processed at the Ying Mining District, up 24% compared to 816,145 tonnes with head grades of 231 g/t for silver, 3.4% for lead, and 0.7% for zinc milled in Fiscal 2024. Approximately 7,495 oz of gold, 6.431 million oz of silver, or 7.072 million oz of silver equivalent, 56.847 million lb of lead and 8.552 million lb of zinc were produced, an increase of 3%, 13%, 12%, 1% and 4%, in gold, silver, silver equivalent, lead, and zinc, respectively, compared to Fiscal 2024.

GC Mine	Q4 F2025	Q3 F2025	Q2 F2025	Q1 F2025	Q4 F2024	Years ended March 31,
	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	2025	2024
Ore processed (tonne)	41,760	84,115	86,707	86,454	57,226	299,036	290,050
Head grades
Silver (grams/tonne)	61	77	61	64	57	67	69
Lead (%)	0.9	1.1	0.8	0.9	1.1	0.9	1.2
Zinc (%)	2.9	2.7	2.4	2.4	2.5	2.5	2.6
Recovery rates
Silver (%)	83.7	82.8	82.2	84.1	83.2	83.1	82.0
Lead (%)	87.4	90.3	87.9	90.2	89.8	89.3	90.5
Zinc (%)	90.3	90.3	90.2	90.4	89.3	90.3	90.0
Costs
Cash cost ($/tonne)	77.46	53.69	50.08	50.49	63.12	54.97	59.35
AISC ($/tonne)	117.83	75.55	74.53	83.42	78.32	83.36	85.17
Cash cost, net of by-product credits ($/oz of silver)	(8.53)	(19.14)	(15.67)	(12.19)	(4.79)	(14.71)	(4.70)
AISC, net of by-product credits ($/oz of silver)	15.05	(6.13)	1.62	8.45	6.63	3.12	11.08
Metal Production
Silver (Koz)	67	168	137	145	87	517	527
Lead (Klb)	699	1,853	1,232	1,539	1,210	5,323	6,902
Zinc (Klb)	2,365	4,418	4,016	3,966	2,809	14,765	15,172

In Q4 Fiscal 2025, a total of 41,760 tonnes of ore with head grades of 61 g/t for silver, 0.9% for lead, and 2.9% for zinc were processed at the GC Mine, down 27% compared to 57,226 tonnes with head grades of 57 g/t for silver, 1.1% for lead, and 2.5% for zinc in Q4 Fiscal 2024. Metals produced at the GC Mine were approximately 67,000 oz of silver, 0.699 million lb of lead, and 2.365 million lb of zinc, a decrease of 23%, 42%, and 16%, in silver, lead and zinc production, respectively, compared to Q4 Fiscal 2024.

In Fiscal 2025, a total of 299,036 tonnes with head grades of 67 g/t for silver, 0.9% for lead, and 2.5% for zinc were processed at the GC Mine, up 3% compared to 290,050 tonnes with head grades of 69 g/t for silver, 1.2% for lead, and 2.6% for zinc milled in Fiscal 2024. Metals produced at the GC Mine were approximately 0.517 million oz of silver, 5.323 million lb of lead, and 14.765 million lb of zinc, compared to 0.527 million oz of silver, 6.902 million lb of lead, and 15.172 million lb of zinc in Fiscal 2024.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held on Friday, May 23, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-510-2154

International/Local Toll: 437-900-0527

Conference ID: 40810

Participants should dial-in 10 – 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company’s website at www.silvercorpmetals.com.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis (“MD&A”), the audited consolidated financial statements and related notes contains therein for the year ended March 31, 2025, which have been posted on SEDAR+ under the Company’s profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorpmetals.com under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash cost and AISC per tonne of ore processed, silver equivalent, and working capital. The tonnage of ore production refer to wet tonne, containing approximately 2.2% to 2.75% moisture. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. The detailed description and reconciliation of these alternative performance (non-GAAP) measures have been incorporated by reference and can be found under section 15 – Alternative Performance (Non-GAAP) Measures in the MD&A for the year ended March 31, 2025 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable securities laws relating to, among other things statements the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties; and construction of the Kuanping Project. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-

controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company’s investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company’s Annual Information Form and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.